Exhibit 99.1

B.O.S. Announces Financial Results for the Second Quarter of 2014

Increase in revenues and gross profit as compared to the comparable quarter last year

RISHON LEZION, Israel, August 21, 2014 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to enterprises, today reported its financial results for the three months ended June 30, 2014.

Revenues for the second quarter of fiscal 2014 grew to $6.9 million as compared to $6.7 million in the comparable quarter last year.

Gross profit margin for the second quarter of fiscal 2014 improved to 18.5% as compared to 17.6% in the comparable quarter last year.

Net loss for the second quarter of fiscal 2014 amounted to $85,000 as compared to a net loss of $59,000 in the comparable quarter last year.

On a non-GAAP basis, the net profit for the second quarter of 2014 was $17,000 as compared to a net profit of $40,000 in the comparable quarter of last year.

Yuval Viner, BOS CEO, stated: "The results of the second quarter reflect an improvement in our gross profit margin as compared to the comparable period last year. We are continuing our efforts to streamline our operations and expand our solution offerings. We anticipate that we will end year 2014 with a net profit on a non-GAAP basis."

Eyal Cohen, BOS CFO, stated: "BOS' financial position continues to strength. Loans were reduced by an additional $1 million during the first half of year 2014, resulting in a clear decrease in our financial expenses. We expect this trend to continue going forward. The devaluation of the dollar against the Israeli Shekel in the second quarter and first half of year 2014 as compared to comparable periods last year was the main reason for the increase in our operating expenses".

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Conference Call

BOS will host a conference call on Monday, August 25, 2014 at 10a.m. EDT - 5:00p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

Contact:

B.O.S. Better Online Solutions Ltd.

Mr. Eyal Cohen, CFO

+972-54-2525925

eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is an Israeli leading provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

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Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Revenues	$14,132	$12,585	$6,891	$6,655
Cost of revenues	11,445	10,378	5,616	5,482
Gross profit	2,687	2,207	1,275	1,173

Operating costs and expenses:
Sales and marketing	1,602	1,401	795	724
General and administrative	886	778	461	359
Total operating costs and expenses	2,488	2,179	1,256	1,083

Operating profit	199	28	19	90
Financial expenses, net	(260)	(286)	(107)	(145)
Other expenses, net	(1)	-	(1)	-
Loss before taxes on income	(62)	(258)	(89)	(55)
Tax benefit (Taxes on income)	(6)	(4)	4	(4)
Net Loss	$(68)	$(262)	$(85)	$(59)

Basic and diluted net loss per share	$(0.05)	$(0.23)	$(0.06)	$(0.05)

Weighted average number of shares used in computing basic net loss per share	1,306,189	1,154,954	1,320,945	1,156,983
Weighted average number of shares used in computing diluted net loss per share	1,306,189	1,154,954	1,320,945	1,156,983

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CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	June 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$643	$1,005
Trade receivables	7,717	8,137
Other accounts receivable and prepaid expenses	879	819
Inventories	3,987	3,718

Total current assets	13,226	13,679

LONG-TERM ASSETS:
Severance pay fund	3	26
Bank deposit	308	486
Other assets	41	9

Total long-term assets	352	521

PROPERTY, PLANT AND EQUIPMENT, NET	595	689

OTHER INTANGIBLE ASSETS, NET	123	176

GOODWILL	4,122	4,122

	$18,418	$19,187

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2013	December 31, 2013
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$5,228	$5,426
Current maturities of long term loans	708	926
Trade payables	5,444	6,232
Employees and payroll accruals	525	433
Deferred revenues	1,026	639
Accrued expenses and other liabilities	489	523

Total current liabilities	13,420	14,179

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	497	1,146
Accrued severance pay	121	159

Total long-term liabilities	618	1,305

SHARE HOLDERS' EQUITY	4,380	3,703

Total liabilities and shareholders' equity	$18,418	$19,187

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2014				2013
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$6,891	$-		$6,891	$6,655
Gross profit	1,275			1,275	1,173

Operating costs and expenses:
Sales and marketing	795	(26	)a	769	679
General and administrative	461	(76	)b	385	305
Total operating costs and expenses	1,256	(102)		1,154	984

Operating profit	19	102		121	189
Financial expenses, net	(107)	-		(107)	(145)
Other expenses, net	(1)			(1)
Income (loss) before taxes on income	(89)	102		13	44
Tax benefit (Taxes on income)	4	-		4	(4)
Net Income (loss)	$(85)	$102		$17	$40

Notes to the reconciliation:

a -Amortization of intangible assets.

b - Stock based compensation.

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2014				2013
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$14,132	$-		$14,132	$12,585
Gross profit	2,687	2,687			2,207

Operating costs and expenses:
Sales and marketing	1,602	(53	)a	1,549	1,311
General and administrative	886	(147	)b	739	672
Total operating costs and expenses	2,488	(200)		2,288	1,983

Operating profit	199	200		399	224
Financial expenses, net	(260)	-		(260)	(286)
Other expenses, net	(1)	-		(1)	-
Loss before taxes on income	(62)	200		138	(62)
Taxes on income	(6)	-		(6)	(4)
Net Loss	$(68)	$200		$132	$(66)

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

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 CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Operating Profit	$199	$28	$19	$90
Add:
Amortization of intangible assets	53	90	26	45
Stock based compensation	147	106	76	54
Depreciation	91	88	42	43
EBITDA	$490	$312	$163	$232

	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated
	Six months ended June 30, 2014				Three months ended June 30, 2014

Revenues	$5,510	$8,640	$(18)	$14,132	$2,855	$4,039	$(3)	$6,891

Gross profit	$1,442	$1,245	$—	$2,687	$658	$617	$—	$1,275

	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated
	Six months ended June 30, 2013				Three months ended June 30, 2013

Revenues	$4,847	$7,764	$(26)	$12,585	$2,566	$4,097	$(8)	$6,655

Gross profit	$1,280	$927	$—	$2,207	$673	$500	$—	$1,173

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